1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2005.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date July 26, 2005	By	/s/ Chen Guangshui
Chen Guangshui, Secretary

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the trading volume of the shares of Yanzhou Coal Mining Company Limited (the “Company”) and wish to state that we are not aware of any reasons for such increase.

We also confirm that save for the announcement dated 20 July 2005 made by the Company in relation to the distribution of final dividends and implementation of the issue of bonus shares of the Company through the capitalization of the capital reserve of the Company, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the board of directors of the Company aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of the board of directors of the Company, the directors (comprising of (1) the directors of the Company, namely Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Chen Guangshui and Mr. Dong Yunqing and (2) the independent non-executive directors of the Company, namely Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi) of which individually and jointly accept responsibility for the accuracy of this statement.

By order of the Board of Directors of

Yanzhou Coal Mining Company Limited

Wang Xin

Chairman of the Board

Zoucheng, Shandong Province, PRC, 22 July 2005

ABOUT THE COMPANY

Our contact information of this release is:

•	Business address: 40 Fushan Road, zoucheng, Shandong Province, PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Chen Guangshui, Secretary; (86) 537 538 3310